Correspondence

TEAM Nation Holdings
4667 MacArthur Boulevard, Suite 150
Newport Beach, CA 92660
p. 949-885-9892
f. 949.608.3599

April 22, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549 - 3010

Attention Mark Rakip – Staff Accountant

Re:	Team Nation Holdings Corporation, SEC file No. 333-144597 Letter of April 16, 2009 Regarding Item 4.01 Form 8-K filed April 15, 2009

We have reviewed your comments and propose filing an Amended 8-K containing the following:

Item 4.01 Changes in Registrant’s Certifying Accountant.

On June 25, 2008, Team Nation Holdings Corporation dismissed its former independent registered public accountants, Malone & Bailey, PC (“Malone & Bailey”), Certified Public Accountants, of Houston, Texas and engaged Moore & Associates, Chartered (“Moore & Associates”), Certified Public Accountants, of Las Vegas, Nevada, as its independent registered public accounting firm. The decision to change accountants was approved by the Board of Directors of the Company.

On April, 10, 2009, the Company’s board of directors dismissed Moore & Associates and engaged the firm, Kelly & Company, Costa Mesa, California as the principal accountant to audit the Registrant’s financial statements for the fiscal year of the Registrant ended December 31, 2008.

During the fiscal years ended December 31, 2007 and 2006 and the subsequent interim periods until the change, there were no disagreements with Malone & Bailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Malone & Bailey would have caused them to make reference in connection with their report to the subject matter of the disagreement, and Malone & Bailey has not advised the Company of any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the fiscal year ended December 31, 2008 and the subsequent interim period until the change, from Moore & Associates to Kelly & Company there were no disagreements with Moore & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moore & Associates would have caused them to make reference in connection with their report to the subject matter of the disagreement, and Moore &Associates has not advised the Company of any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The report of independent registered public accounting firm of Malone & Bailey as of and for the years ended December 31, 2007 and 2006, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to audit scope or accounting principle. The report contained a “going concern” modification.

Moore & Associates did not issue any report on the Company’s financial statements however Moore & Associates reviewed the unaudited financial statements for the periods ended June 30, 2008 and September 30, 2008.

During the years ended December 31, 2007 and 2006, and through June 25, 2008, the Company did not consult with Moore & Associates regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

During the year ended December 31, 2008, and through April 10, 2009, the Company did not consult with Kelly & Company regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

A copy of the forgoing disclosures was provided to Moore & Associates prior to the date of the filing of this report. Moore and Associates has furnished the Company a copy of the letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements above. A copy of Moore & Associates’letter, dated April 21, 2009, is filed as Exhibit 16.2 to this Form 8-K.

The amendment will be filed or revised upon staff review. Please direct any questions or correspondence to Company counsel, Dennis Brovarone, Attorney at Law, 18 Mountain Laurel Drive, Littleton, CO 80127, phone 303 466 4092, fax 303 466 4826, email: dbrovarone@aol.com.

Representations

As President and Chief Executive Officer of Team Nation Holdings Corporation, (the “Registrant”) I hereby acknowledge the following:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Registrant may not assert staff comments as a defense in any initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Team Nation Holdings Corporation

By: /s/ Dennis Duffy
Dennis Duffy, Chief Executive Officer